Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Prospectus Supplement filed on June 20, 2011
Registration Statement No. 333-163206
Hanmi Financial Corporation
Free Writing Prospectus
June 27, 2011
          Hanmi Financial Corporation (the “Company”), has filed a registration statement on Form S-3 (including a prospectus, as supplemented) with the Securities and Exchange Commission for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, as supplemented, including, without limitation, our Preliminary Prospectus Supplement filed with the SEC on June 27, 2011, and other documents incorporated by reference therein for more complete information about us and this offering. Investors should rely upon the prospectus, as supplemented, and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents we have filed with SEC for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively we, or the underwriter participating in the offering, will arrange to send you the prospectus if you request it by calling FBR Capital Markets & Co. toll-free at (800) 846-5050.
          This Free Writing Prospectus amends and supplements our prospectus supplement, filed with the SEC on June 20, 2011, as follows:
          The narrative under the heading “The Offering” on page S-3 of the prospectus supplement is modified as set forth below.
THE OFFERING

Issuer	Hanmi Financial Corporation, a Delaware corporation

Common stock offered	$ in aggregate amount of our Common Stock (or $ if the underwriters exercise their over-allotment option in full). The amount of common stock being sold in this offering, plus the sale of common stock in the concurrent private placement (discussed below), is expected to total $75,000,000, assuming no exercise of the underwriter’s over - allotment option.

Common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, Woori Investment & Securities, or Woori, will purchase directly from us in a private placement, that number of shares equal to 4.9 percent of the Company’s outstanding common stock immediately after the closing of the this public offering, subject to adjustment in certain circumstances pursuant to the terms of the stock purchase agreement, at a price per share equal to the public offering price. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of these shares to Woori is not registered in this offering. We refer to the private placement of these shares of common stock as the concurrent private placement.

Common stock outstanding after this offering and the concurrent private placement	shares of our Common Stock (or shares of Common Stock if the underwriters exercise their over-allotment option in full) (1)(2)

Use of proceeds	We intend to contribute a substantial portion of the net proceeds from the offering and the concurrent private placement to Hanmi Bank as additional capital and to support future organic and acquisition driven growth. We will retain the remaining net proceeds at the Company level for use as working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	An investment in our Common Stock is subject to risks. See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the Common Stock.

NASDAQ trading symbol	“HAFC”

Transfer agent and registrar	Computershare Limited

(1)	The number of shares of Common Stock outstanding immediately after the closing of this offering and the concurrent private placement is based on 151,258,390 shares of Common Stock outstanding as of June 1, 2011.

(2)	Unless otherwise indicated, the number of shares, as of June 1, 2011, of Common Stock outstanding after the offering and the concurrent private placement presented in this prospectus supplement excludes (i) shares issuable upon exercise of 2,000,000 outstanding warrants to purchase our Common Stock, and (ii) 1,192,891 shares of our Common Stock issuable upon the exercise of stock options outstanding.
          The narrative under the heading “Use of Proceeds” on page S-10 of the prospectus supplement is modified as set forth below.
USE OF PROCEEDS
          We estimate that the net proceeds of this offering and the concurrent private placement will be approximately $                     (or $                 upon the exercise of the over-allotment option in full). We intend to contribute a substantial portion of the net proceeds from the offering and the concurrent private placement to Hanmi Bank as additional capital and to support future organic and acquisition driven growth. We will retain the remaining net proceeds at the Company level for use as working capital and other general corporate purposes.
          The table and narrative under the heading “Capitalization” on page S-13 of the prospectus supplement is modified as set forth below.
CAPITALIZATION
          The following table sets forth our capitalization and regulatory capital ratios, as of March 31, 2011:
•	On an actual basis; and

•	As adjusted to give effect to (i) the sale and issuance of shares of Common Stock in this offering at the offering price of $ per share for net proceeds of approximately $ , after deducting underwriting commissions and related expenses; and (ii) the sale and issuance of shares of common stock to be purchased directly by Woori at such price in the concurrent private placement. The “As Adjusted” column assumes no exercise of the underwriter’s over-allotment option to purchase up to an additional shares of Common Stock.
          This table should be read in conjunction with the information set forth under “Selected Financial Data” and our unaudited financial statements set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, which are incorporated by reference into this prospectus supplement.

	As of March 31, 2011
(Dollars in Thousands, Except Share Data)	Actual	As Adjusted

Long-Term Debt
Junior Subordinated Debentures	$82,406
Federal Home Loan Bank Advances(1)	$3,565
Total Long-Term Debt	$85,971

Stockholders’ Equity
Common Stock, $0.001 Par Value; Authorized 500,000,000 Shares; 151,258,390 Shares Issued and Outstanding as of March 31, 2011	156	—
Additional Paid-In Capital	472,676	—
Unearned Compensation	(246)
Accumulated Deficit	(215,603)
Treasury Stock, at Cost, and Other	(70,012)	—
Accumulated Other Comprehensive Income, Net of Tax	(2,920)

Total Stockholders’ Equity	184,051

Total Long-Term Debt and Stockholders’ Equity	$270,022

Capital Adequacy—Current U.S. Standards
Tier 1 Risk-Based Ratio	10.96%	—
Total Risk-Based Capital Ratio	13.05%	—
Tier 1 Leverage Ratio	8.51%	—

(1)	Total borrowings from FHLB Advances is $153.6 million, which includes $150.0 million of debt that will mature by the end of June 2011.
          The following narrative under the heading “Concurrent Private Placement” is included on page S-23 of the prospectus supplement as set forth below.
CONCURRENT PRIVATE PLACEMENT
          Woori has entered into a stock purchase agreement with the Company pursuant to which it has agreed to purchase in a private placement that number of shares equal to 4.9 percent of the Company’s outstanding common stock immediately after the closing of the this public offering, subject to adjustment in certain circumstances, at a price per share equal to the public offering price. Woori’s 4.9% investment will be reduced if and to the extent that such investment would result in Woori becoming our largest stockholder, such that Woori will purchase an adjusted amount equal to one less share than the number of shares held by our second largest stockholder. The amount of common stock being sold in this public offering, plus the sale of common stock in the concurrent private placement, is expected to total $75,000,000, assuming no exercise of the underwriter’s over-allotment option. The private sale to Woori is contingent on the completion of this public offering. The purchase price for the shares sold will be paid directly to us immediately subsequent to the closing of the sale of other shares of common stock offered hereby. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement to Woori.
          In addition, the Woori and the Company has agreed to enter into a registration rights agreement containing customary terms and provisions for the resale registration of the shares to be sold to Woori. The registration rights agreement will provide (i) a covenant by the Company to file the resale registration statement within 45 calendar days following the receipt by the Company of a notice from Woori exercising its registration right in the case of any registration eligible to be made on Form S-3 or comparable form, or within 60 calendar days following the receipt of such notice by the Company in the case of any registration made on Form S-1 or comparable form; and (ii) a covenant by the Company to use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as soon as practicable.